Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – MAY 11, 2006

BAYTEX ENERGY TRUST ANNUAL GENERAL MEETING ON MAY 15, 2006

Calgary, Alberta (May 11, 2006) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) will be holding its Annual General Meeting on May 15, 2006 at the Petroleum Club, Devonian Room, 319 5th Avenue S.W., Calgary, Alberta, commencing at 3:00 p.m. MST.

A live webcast of the meeting and presentation slides will be available on the Baytex Energy Trust website at www.baytex.ab.ca, and an archive of the event will be available following the meeting.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca